NEWS RELEASE

Canarc Closes CA$960,000 in Two Private Placement Financings

Vancouver, Canada – October 26, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that it has closed the two non-brokered private placement equity financings totaling CA$960,000 that were announced on September 9, 2009.

The first private placement consisted of 4,000,000 flow-through shares priced at CA$0.12 each for gross proceeds of CA$480,000. The flow-through shares will entitle the holders to a 100% CEE deduction, as well as the 15% federal tax credit in Canada.

The second private placement consisted of 4,800,000 units priced at CA$0.10 each for gross proceeds of CA$480,000. Each unit consisted of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$0.15 within an 18 month period.

Three flow-through funds of MineralFields Group participated in the flow through placement for 2,888,000 shares or Cdn$346,560 in total.  MineralFields Group (a division of Pathway Asset Management), based in Toronto, Vancouver and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada.

Both private placements were over-subscribed by a small margin (13-17%) but the TSX did not approve the oversubscribed amounts.  The Company is considering an appeal of the TSX decision not to approve the oversubscribed amounts.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.